Exhibit 2.2

HOTEL PURCHASE AGREEMENT

AGREEMENT, dated for reference purposes only, February 9, 2007 (the “Effective Date”), is among BUDGET MOTELS, INC., a Virginia corporation (“BMI” or “Seller”), and SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership (“Buyer”).

RECITALS:

This Agreement is made with reference to the following facts and objectives:

(a)	BMI is the owner of the following:
(i)

certain real estate, together with improvements and related assets consisting of a Days Inn Hotel located in Bossier City, Louisiana, which real estate is described on Exhibit 1(a) attached hereto and incorporated by reference herein (the “Bossier Hotel”), and

(ii)

certain real estate, together with improvements and related assets consisting of a Days Inn Hotel located in Fredericksburg, Virginia, which real estate is described on Exhibit 1(b) attached hereto and incorporated by reference herein (“Fredericksburg Hotel” and collectively with the Bossier Hotel, the “Hotels”).

(b)	Seller desire to sell on the terms and conditions hereinbelow set forth the real estate, improvements and other assets relating to the Hotels and other property described in this Agreement.
(c)	Buyer wishes to purchase all such assets relating to the Hotels and other property described in this Agreement, upon the terms and conditions hereinafter set forth.

AGREEMENT:

1.           In order to consummate the desires of the parties set forth in the foregoing recitals, which are made a contractual part of this Agreement, and in consideration of the mutual agreements, provisions and covenants herein contained, Seller and Buyer each hereby agree as follows:

2.           Sale and Purchase of Property. Subject to the terms and conditions of this Agreement, Seller hereby agrees that, at closing, it will sell, convey, assign, transfer and deliver to Buyer, the following real estate, improvements, buildings, facilities, machinery, equipment, furniture, fixtures and other assets owned by such Seller (collectively, the “Property”):

(a)          Real Property. The following real properties, including all buildings and improvements situated thereon:

(i)	the Bossier Hotel; and
(ii)	the Fredericksburg Hotel.

(b)          Machinery, Equipment, Furniture, Fixtures and Signage. Except for those items of personal property described in Exhibit 2(a) attached hereto, all items of machinery, equipment, furniture, fixtures, leasehold improvements and signage located in, on or about the Hotels and used in connection with the operation thereof together with all inventories of spare parts, tools, maintenance equipment, and miscellaneous similar items and materials related to the Hotels presently owned, acquired or leased by each Seller between the date of execution hereof and closing;

(c)          Sales, General and Administrative Property. All customer and supplier lists, books and records, computer programs and systems and other sales, general and administrative property owned by Seller and relating to the Hotels;

(d)          Licenses, Permits and Orders. All approvals, authorizations, consents, licenses, orders and establishment numbers and other permits and similar items of all governmental agencies whether federal, state or local (collectively, “Licenses and Permits”), relating to the Hotels and owned, held or utilized by Seller, but only to the extent such Licenses and Permits are transferable by Seller;

(e)          Prepaids. All prepaid rent, utility deposits and similar prepaid items relating to the Hotels, but only to the extent such items are transferable by Seller; and

(f)           Materials and Supplies. All office and room supplies located at and used in connection with the operation of the Hotels, including, but not limited to, all sheets, pillows, linens and towels and all maintenance equipment and all similar property used in connection with the operation of the Hotels.

The real properties and interests therein referred to in Section 2(a) above shall hereinafter sometimes be referred to individually as the “Real Property” when intending to exclude reference to the other assets and property being purchased hereunder and, similarly, the other assets and property referred to in subparagraphs 1(b), (c), (d), (e), and (f) shall sometimes hereinafter be referred to as the “Personal Property”, when it is intended that the Real Property shall be excluded from such reference. The Real Property and the Personal Property shall otherwise be collectively referred to as the “Property”. Buyer hereby agrees to purchase the Property from the Seller upon the terms and conditions set forth herein.

3.	Consideration.

(a)          Purchase Price. As consideration for the sale, conveyance, assignment, transfer and delivery of the Property by Seller to Buyer, Buyer hereby agrees that the purchase price for the Property shall be equal to seven million, six hundred ninety nine thousand dollars ($7,699,000) (the “Purchase Price”). The Purchase Price shall be allocated as to real estate and building and improvements as the parties shall agree to prior to the Closing. The parties hereto acknowledge that such allocation shall represent the fair market value of the Property and shall be binding upon the parties hereto for tax purposes.

Upon Buyer’s execution of this Agreement, Buyer shall deposit the sum of $1,000 in earnest money (such deposit along with all earnings thereon being the “Deposit”) in an interest bearing escrow account with Madison County Abstract Company (the “Escrow Agent”) as escrow agent. Except as provided in Section 4 and Section 12, Buyer may receive a refund of the Deposit only if Buyer elects to terminate this Agreement because the condition set forth in Sections 21(a) has not been satisfied as of the Closing Date and Buyer has not breached this Agreement as of or prior to the Closing Date, in which case the Escrow Agent shall refund the Deposit to Buyer and all further rights and obligations of the parties under this Agreement shall terminate (other than Buyer’s obligation to indemnify Seller under Section 4). If Buyer fails to purchase the Property pursuant to the terms of this Agreement on the Closing Date and Seller has not breached this Agreement, or if Seller elects to terminate or rescind this Agreement by reason of any condition precedent set forth in Section 22(a) or (b) not having been satisfied by the Closing Date and Seller has not breached this Agreement, then the Escrow Agent shall pay the entire Deposit to Seller as Seller’s sole and exclusive remedy and all further rights and obligations of the parties under this Agreement shall terminate (other than Buyer’s obligation to indemnify Seller under Section 4).

(b)        Payment of Purchase Price. The Purchase Price shall be paid by Buyer to Seller at the Closing in cash or by wire transfer to an account(s) designated by Seller prior to Closing, subject to the closing adjustments and prorations described in Section 14. The Deposit shall be paid to BMI at the Closing and Buyer shall be credited with the amount of the Deposit in determining the Cash Amount.

4.           Inspection Period. For purposes of this Agreement, the “Inspection Period” shall mean the following: (i) for all matters other than Buyer’s review of legal title, surveys, zoning and the environmental condition of the Real Property, the period beginning on the Effective Date and ending at 5:00 p.m. (Eastern Standard Time) on February 22; and (ii) for Buyer’s review of legal title, surveys, zoning and the environmental condition of the Real Property only, the period beginning on the Effective Date and ending at 5:00 p.m. (Eastern Standard Time) on March 12, 2007. The Buyer shall have the Inspection Period to inspect, evaluate and perform such investigations, inspections, tests and studies (collectively, “Tests”) with respect to the Property as Buyer deems necessary to determine if the Property is acceptable to Buyer. Seller agrees to cooperate with Buyer in connection with Buyer’s Tests, but at no expense to Seller. If Buyer is unsatisfied in its sole discretion with the results of any Tests or for any other reason in Buyer’s sole discretion, Buyer may terminate this Agreement prior to 5:00 p.m. (Eastern Standard Time) on February 22, 2007 by delivery of written notice of termination to Seller, in which case the Deposit shall be returned to Buyer. If during Buyer’s inspection of zoning and the environmental condition of the Real Property, Buyer discovers zoning or environmental matters materially adversely affecting the Real Property which cannot be reasonably cured by Seller by March 12, 2007, then Buyer may terminate this Agreement prior to 5:00 p.m. (Eastern Standard Time) on March 12, 2007 by delivery of written notice of termination to Seller, in which case the Deposit shall be returned to Buyer. Section 12 shall govern Buyer’s and Seller’s rights and remedies regarding any title and survey defects to which Buyer may object. If Buyer fails to terminate this Agreement prior to the end of the Inspection Period, then Buyer’s right to terminate this Agreement pursuant to this Section 4 shall terminate. If Buyer terminates this Agreement during the Inspection Period or otherwise fails to close, Buyer shall return to Seller all due diligence materials provided by either Seller to Buyer in connection with Buyer’s proposed acquisition of the Property. If Buyer terminates this Agreement or otherwise fails to close, Buyer covenants that neither it nor any of its partners, employees, directors, members, shareholders, agents or other representatives will disclose to any person the results and work product of any Tests or the contents of any due diligence materials provided by Seller to Buyer.

Buyer shall save and hold Seller harmless from and against all suits or claims arising out of any such entry and the Tests. If this transaction does not close, Buyer shall restore the Property to reasonably the same manner and condition as it was prior to the Tests.

5.           Assumption of Liabilities. Except as otherwise provided in this Agreement, Buyer will assume at the Closing the Lease identified on Exhibit 5 and all operational contracts of Seller relating to the operation of the Hotels (but only with respect to payment obligations accruing from and after the Closing) in the ordinary course of business and which (i) obligate the Seller to expend no more than $30,000 in the aggregate on an annual basis and (ii) are cancelable with written notice to the other party within a twelve month timeframe (“Assumed Liabilities”). Buyer and Seller agree to execute documents as may be reasonably requested from the other party to evidence Buyer’s assumption of the Assumed Liabilities. Buyer may, in its sole discretion, elect to assume such other contracts of Seller at Closing that Buyer identifies to Seller during the Inspection Period. Buyer does not assume and shall not be deemed to assume any other liability or obligation of Seller or the Hotels (other than the Assumed Liabilities), shall not be responsible for the payment of any wages or salaries due to any employees of Seller, including any bonuses, deferred compensation, severance, sick leave or vacation pay, and shall not be responsible for reimbursing lost vacation days due to any of Seller’s’ employees.

6.	Closing. The time of closing the purchase and sale of the Property shall be as follows:

(a)          Closing. The transfer of the Property from Seller to Buyer and the closing of the transaction contemplated by this Agreement (the “Closing”) will take place at the offices of the Escrow Agent at 2511 15th Street, Columbus, Nebraska 68601, or at such other mutually agreeable location, commencing at 10:00 a.m., on July 31, 2007 (the “Closing Date”).

(b)          Buyer’s Obligations at Closing. At Closing, Buyer shall deliver to Seller the Cash Amount in accordance with Section 3(b)(i) above.

(c)          Seller’s Obligations at Closing. At Closing, Seller shall deliver, or cause to be delivered, to Buyer the following as they may pertain to the Hotels owned by such Seller:

(i)

Instruments of Conveyance. Duly executed assignments, bills of sale with covenants of warranty, special warranty deeds, notices, consents, assurances and such other instruments of conveyance and transfer as counsel for Buyer shall reasonably request and as shall be effective or necessary to vest in Buyer good, marketable title to all of the Property, subject to no liens, encumbrances, claims or security interests whatsoever. Simultaneously with such delivery, Seller shall take all such steps as may be necessary to put Buyer in actual possession or control of the Property. Appropriate forms of such instruments of conveyance and transfer in conformity with this Agreement shall be submitted by Buyer’s counsel to Seller’s counsel for examination within a reasonable time in advance of the Closing Date. Seller further agrees that it will, at any time from time to time after Closing, upon request of Buyer and without additional consideration, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required in conformity with this Agreement for the better assigning, transferring, granting, conveying, assuming and conforming to Buyer or Buyer’s successors and assigns, or for aiding and assisting in collecting and reducing to possession, any and all of the Property at Closing to Buyer. If there shall be any attorney fees incurred in the review of such additional documentation, such fees shall be paid by Buyer.

(ii)	Special Warranty Deed. Duly executed and notarized special warranty deeds conveying to Buyer good and marketable fee simple title to the Real Property.
(iii)	Resolutions. Deliver the resolutions of the shareholders of Seller and the Board of Directors of Seller which duly authorize the execution and performance of this Agreement.
(iv)

Noncompete Agreement for William Latham. Duly executed noncompete agreement for William Latham containing the terms of Section 25 and governed by Virginia law, provided that, such noncompete agreement shall not contain any terms not described in Section 25 without William Latham’s consent.

7.	Covenants of Seller.

(a)          Employee Matters. Seller shall be responsible for all wages, benefits, costs, expenses and other liabilities owed to Seller’s employees for all work, service or claims occurring or arising during their employ with Seller.

(b)          Preservation of Organization. Prior to the Closing Date, Seller shall use commercially reasonable efforts (without making any commitments on behalf of Buyer) to preserve its business organizations intact, to keep available to Buyer the present key employees (except for the manager) of the Hotels, and to preserve for Buyer the present relationships of Seller with its suppliers and customers and others having business relations with them.

8.	Covenants of Buyer.

(a)          On or before the Closing Date, Buyer shall offer employment to a sufficient number of the employees employed by Seller in connection with the Property so that Seller shall not be required to issue any notice to employees in accordance with the Worker Adjustment and Retraining Notification Act (“WARN Act”) or analogous state laws. Seller shall, to the extent commercially practicable, assist Buyer in securing the continued employment of such employees of Seller as Buyer shall determine to retain.

(b)          If Buyer has not otherwise terminated this Agreement pursuant to Sections 4 or 12, then beginning March 30, 2007, Buyer shall lease the Hotels from Seller through the Closing Date pursuant to a lease agreement (the “Lease Agreement”), in the form of Exhibit 6. The parties shall execute the Lease Agreement on March 30, 2007. Any default by Buyer under the Lease Agreement shall constitute a default by Buyer under this Agreement.

9.           Representations and Warranties of Seller. Seller hereby represents, warrants and covenants to and with Buyer as follows:

(a)          Organization, Good Standing and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Virginia and has the corporate power to own, operate and lease its properties and carry on its business as now being conducted.

(b)          Corporate Authorization, Binding Effect. The execution, delivery and performance of this Agreement by Seller has been duly authorized by its Board of Directors. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement constitutes the legal, valid and binding obligation of Seller enforceable in accordance with its terms.

(c)          No Conflict with Charter and By-Laws. The execution, delivery and performance of this Agreement by Seller will not result in a breach or violation of Seller’s Articles of Incorporation or By-Laws.

(d)          Financial Statements. Seller has previously furnished to Buyer BMI’s audited and consolidated financial statements and accompanying auditor’s report as of October 31, 2005 and October 31, 2004. BMI has provided to Buyer individual property unaudited financial operating information for the months ended April, 2006, May, 2006 and June, 2006 (collectively, the “Financial Information”). Such Financial Information is included or will be included in the consolidated and audited financial statements to be provided by Seller to Buyer and, to the best of Seller’s knowledge, has been prepared in conformity with GAAP in all material respects, consistently applied and, to the best of Seller’s knowledge, such Financial Information fairly present (including within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition, results of operations and cash flow of Seller as of their respective dates and for the respective periods covered thereby.

(e)          Compliance with SEC Reporting Requirements. For a period of time commencing on the date of this Agreement and continuing through the first anniversary of the Closing Date, Seller shall from time to time, upon reasonable advance written notice from Buyer, and at Buyer's sole cost and expense, provide Buyer and its representatives with reasonable access to all of Seller’s written information and documentation relating to the Property, provided the same shall then be in Seller's (or a representative or affiliate of Seller's) possession, which information is relevant and reasonably necessary, in the opinion of the outside accountants of Buyer, to enable Buyer and Buyer's outside accountants to file financial statements, pro formas and any and all other information in compliance (at Buyer's cost) with any or all of (a) Rule 3-05 or 3-14 of Regulation S-X of the

SEC; (b) any other rule issued by the SEC and applicable to Buyer or its subsidiaries; and (c) any registration statement, 424(b) prospectus, report or disclosure statement filed with the SEC by or on behalf of Buyer. Seller shall reasonably cooperate with Buyer to cause any SEC audit requirements to be completed and delivered to Buyer within a reasonable time period to insure that all SEC filing requirements are met, and Buyer shall reimburse each Seller for all out-of-pocket, third-party costs and expenses paid to third parties by such Seller in connection therewith. Seller shall also authorize any attorneys who have represented Seller in material litigation pertaining to or affecting the Property to respond, at Buyer's expense, to inquiries from Buyer's representatives, attorneys and independent accounting firm.

(f)           Tax Returns and Other Filings. Proper and accurate amounts have been withheld by Seller from its employees for all periods in material compliance with the tax withholding provisions of applicable state and federal laws. Proper and accurate returns have been filed by Seller for all periods for which returns were due with respect to income tax withholdings, social security and unemployment taxes of such employees. The amounts shown on such returns to be due and payable have been paid in full.

(g)          Title to Property. Seller presently has, and will as of Closing have, good and marketable title to the Property, to the best of Seller’s knowledge, free and clear of monetary liens other than those liens for indebtedness that is secured by the Real Property. Except as described on Exhibit 5, to Seller’s knowledge there are no leases affecting any of the Property and none of the Property or any of the equipment used in conjunction with the Hotels is leased from any third party.

(h)          Inventory. As of Closing, the Hotels shall be stocked with inventory so that there exists two sets of all linens, including sheets and pillow cases, and terrycloth items, including towels, wash clothes and hand towels for each bed located in the Hotels, one set of blankets and bedspreads for each bed located in the Hotels, and one set of bath mats per room located in the Hotels. As of Closing there shall also be sufficient number of good quality, new guests supplies sufficient for two weeks of operation at occupancy rates similar to the occupancy rates of the Hotels over the six months preceding the Closing.

(i)           Litigation and Other Proceedings. Except as set forth on Exhibit 5, Seller has no knowledge of any pending legal suits or actions or governmental investigations, or any change in the zoning or building ordinances affecting the Property, which might materially adversely affect the Property.

(j)           Except for the representations contained in this Section 9, the sale of the Property is on an “AS IS” basis, without further representation or warranty as to the Property. Buyer acknowledges that: (i) any information (“Information”) supplied or made available by Seller, whether written or oral, or in the form of maps, surveys, plats, soil reports, engineering studies, environmental studies, inspection reports, plans, specifications, or any other information pertaining to the Property is furnished to Buyer without representation or warranty; and (ii) the Information is provided, and the Property is purchased, on an as-is, where-is, basis and Buyer has had an opportunity to inspect the Property and make such investigations as it deems necessary in determining whether or not to purchase the Property.

(k)          Survival of Representations. The representations, warranties, covenants, agreements and indemnifications contained in this Section 9 of this Agreement shall terminate on the one hundred eightieth (180th) day following the day of Closing.

10.	Representations and Warranties of Buyer.

(a)          Organization, Good Standing and Corporate Power. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Virginia and has the requisite limited partnership power to acquire, own and operate the Property.

(b)          Corporate Authorization, Binding Effect. The execution, delivery and performance of this Agreement by Buyer has been duly authorized by its general partner and, to the extent required, the applicable limited partners. This Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Buyer, and this Agreement constitutes the legal, valid and binding obligation of Buyer enforceable in accordance with its terms.

(c)          No Conflict with Charter and Partnership Agreement. The execution, delivery and performance of this Agreement by Buyer will not result in a breach or violation of or constitute a default under Buyer’s Certificate of Limited Partnership or partnership agreement, as amended.

(d)          No Conflicting Agreement. There are no provisions of any existing mortgage, indenture, trust indenture, loan agreement, contract bonds or other agreement binding on Buyer, which conflict with the execution, delivery and carrying out of the terms of this Agreement by Buyer. The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder do not require the consent, approval of action of, or any filing with, or notice to, any public authority or other party.

11.         Surveys. Buyer may cause the Property to be surveyed by a competent, duly licensed land surveyor in the state where the Property is located. The survey may be an “as-built” survey showing, inter alia, all boundaries, improvements, encroachments, easements, roadways, rights-of-way and rights of access to public streets.

12.         Evidence of Title. For each Property, Buyer shall order a title insurance commitment for an ALTA Owner’s policy in the full amount of the Purchase Price for such Real Property which shall show fee simple title to the Real Property in Seller, with extended coverage endorsement over the standard exceptions, subject to no special exceptions other than any security interests in the Property for any loan that is secured by the Property. Buyer shall have until fifteen (15) days following receipt of said title insurance commitment and the surveys contemplated by Section 11, but in no event later than the end of the Inspection Period, to notify Seller in writing of any defects in title or reflected in the surveys, other than the permitted exceptions, which render title unmarketable, otherwise Buyer shall be deemed to have approved any survey issues and title to the Property. Seller shall have until Closing, or such additional time as Buyer may allow at its discretion, to cure those defects in the surveys or title identified by Buyer in its written notice to Seller, and, if not cured in such time, Buyer shall have the right to rescind this Agreement or waive such defects by acquiring the Property at Closing, which shall be Buyer’s sole remedies. In the event Buyer elects to thus rescind this Agreement, the Deposit shall be immediately refunded to Buyer and the parties shall be discharged from all further obligation or liability under this Agreement.

13.         Loss or Damage Prior to Closing. Risk of loss arising from fire, windstorm, explosion, condemnation, or other casualty (“Loss”) to any Real Property shall be borne by Seller until the Closing Date. In the event any Real Property is subject to a Loss prior to the Closing Date in an amount of more than $1,000,000, Buyer may elect either to accept the proceeds of any insurance or any condemnation award, not to exceed the Purchase Price that is allocated to such Real Property under this Agreement, as full settlement for the Loss or, alternatively, may elect to delay the Closing for the affected Real Property until the Loss is repaired by Seller. In the event of any such Loss occurs prior to the Closing Date, Seller shall notify Buyer within 5 business days after it receives notice of such Loss and Buyer shall then have 10 days after receipt of such notice to review the Real Property as to which the Loss occurred and advise Seller of Buyer’s election under this Section 13. Seller agrees to maintain until the Closing Date such insurance coverages and in amounts for the Real Properties as are in effect for the Real Properties on the date of this Agreement.

14.         Pro Rata Adjustments. The following adjustments shall be computed as of the Closing Date and prorated at the Closing. All prorations described below shall be paid to Seller or Buyer, where applicable, within thirty (30) days following the Closing Date other than property taxes, which shall be credited in favor of the applicable party at the Closing. Net credits (other than any credits relating to property taxes) in favor of Seller shall be paid by Buyer to Seller in cash within ninety (90) days following Closing.

(a)          Real Estate Taxes and Assessments. Consolidated real estate taxes and any personal property taxes assessed for the tax year in which Closing occurs shall be prorated as of the Closing based on the latest tax bills available which adjustment shall be final and binding upon the parties after the date of Closing; all prior taxes shall be paid by Seller and all subsequent taxes shall be paid by Buyer. Seller shall pay all special assessments for public improvements constructed or under construction prior to the Closing.

(b)          Utility Charges. Proration of sewer and water rents and other utility charges shall be made as of Closing. To the extent such charges are based upon meter readings, the meter readings shall be made as close as reasonably possible to the Closing Date. To the extent these charges are not available at the Closing Date, the cost of such utilities shall be apportioned between the parties on the basis of the latest actual (not estimated) bill for such service and adjusted following Closing based upon the actual bills for such service in accordance with this Section 14.

(c)          Revenues. All revenues generated from or with respect to the Hotels, including, but not limited to, all room rentals earned for occupancy, on or prior to the Closing Date shall be due and payable to Seller and all such revenues from and after the day immediately following the Closing Date shall be due and payable to Buyer.

(d)          Petty Cash. Buyer shall purchase 100% of Seller’s petty cash on hand at the Hotels, and Seller shall be reimbursed for the same on the closing statement, in addition to the Cash Amount that is paid to the Seller under Section 3.

(e)          License Fees. Fees paid for governmental permits in the current period shall be allocated between Seller and Buyer with Seller being liable for the portion of such fees accrued on or prior to the Closing Date and Buyer being liable for the portion of such fees accruing after the Closing Date.

15.         Expenses. Except as otherwise specifically provided in this Agreement, the parties shall be liable for expenses as follows:

(a)          Document or Transfer Taxes. Seller shall pay the cost of any required documentary or transfer taxes due in connection with the transfer, conveyance, assignment or delivery of the Property or any instruments in connection therewith pursuant to this Agreement.

(b)          Recording Fees. Buyer shall pay any recording fees required for recording the warranty deeds described in Section 6(c)(ii) above.

(c)          Title Insurance. Buyer shall pay the cost of providing the title insurance as required in Section 12, above.

(d)	Survey. Buyer shall pay the cost of providing the survey as required in Section 11, above.

(e)          Escrow Fees. Seller and Buyer shall each pay one-half of the cost of all escrow fees necessary for the closing of the transaction contemplated by this Agreement.

16.         Benefit. This Agreement shall be binding upon and inure to the benefit of Seller and Buyer and their respective successors and assigns. This Agreement shall not create any right, entitlement or interest in any third party.

17.         Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and either be sent by facsimile transmission or be in writing and shall be delivered personally or mailed by registered, certified or express mail, postage prepaid, as follows:

If to Seller, to:	Budget Motels, Inc. 10605-Gaskins Way Manassas, VA 20109-2371 Facsimile #: 703-361-9791
With copy to:	James N. Greene Parker Poe Adams & Bernstein LLP 401 South Tryon Street, Suite 3000 Charlotte, North Carolina 28202 Facsimile #: 704-335-9725

If to Buyer, to:	Supertel Limited Partnership 309 North 5th Street Norfolk, Nebraska 68702 Attention: President Facsimile #: (402) 371-4229
With copy to:	Robert G. Dailey McGrath North Mullin & Kratz, PC LLO 1601 Dodge Street, Suite 3700 Omaha, Nebraska 68102 Facsimile #: (402) 341-0216

18.         Waivers. The waiver by any party hereto of a breach of any portion of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

19.         Specific Performance. Either party may seek specific performance and enforcement of this Agreement by a court of law having jurisdiction hereof in the event of default by the other party in the performance of its obligation under the terms of this Agreement.

20.         Broker’s Fees. Both parties hereto represent and warrant to the other party that no real estate broker or agent has been involved in this transaction, other than Hodges Ward Elliot, Inc., whose commission shall be paid by Seller.

21.         Conditions Precedent to Buyer’s Obligations. Buyer’s obligations under this Agreement are subject to the satisfaction of all of the conditions set forth in this Section 21 as of the Closing Date. In the event Buyer elects to terminate or rescind this Agreement by reason of any condition set forth in this Section 21 not having been satisfied as of the Closing Date, Buyer shall notify Seller. If Buyer elects to terminate or rescind this Agreement because any condition set forth in this Section 21 has not been satisfied as of the Closing Date, then the Deposit shall be paid in accordance with Section 3(a). If Buyer does not timely terminate this Agreement for failure of a condition being satisfied, such conditions shall be deemed waived. The conditions precedent are as follows:

(a)          All of Seller’s representations, warranties and covenants contained in Section 9 above shall be true and correct in all material respects as of the Closing Date.

22.         Conditions Precedent to Seller’s Obligations. Seller’s obligations under this Agreement are subject to the satisfaction of all of the conditions set forth in this Section 22 at or prior to the Closing Date. In the event Seller elects to terminate or rescind this Agreement by reason of any condition precedent set forth in Section 22(a) or (b) below not having been satisfied by the Closing Date, the Escrow Agent shall immediately pay the Deposit to BMI pursuant to Section 3(a). The conditions precedent are as follows:

(a)          All of Buyer’s representations, warranties and covenants contained in Section 10 above shall be true and correct as of the Closing Date.

(b)          Buyer shall have performed all of its respective obligations under this Agreement and the Lease Agreement.

23.	Indemnification of Seller.

(a)          Indemnity. Seller shall, and hereby agrees to, indemnify and hold Buyer harmless against and in respect of the following items (the “Indemnified Costs”):

(i)

Except for any liabilities arising under any federal, state or local environmental laws and regulations, all debts, liabilities and obligations of any Seller of any nature, whether accrued, absolute, contingent, or known or unknown on the Closing Date, existing or arising on or resulting from events which occurred or failed to occur on or before the Closing Date, to the extent not included in Assumed Liabilities or otherwise specifically assumed by Buyer hereunder.

(ii)	Any liability, loss, claim, damage or deficiency resulting directly or indirectly from any non-fulfillment of any covenant on the part of Seller under this Agreement.

Buyer shall advise Seller of such Indemnified Costs in writing within twelve (12) months after the Closing, however in the event that Seller intentionally conceals information with an intent to defraud, Buyer shall have a period of three (3) years after the Closing to advise Seller of such breach. If Buyer fails to notify Seller of any indemnity claim made under this Section 23(a) within the time period set forth in the preceding sentence, then the Seller shall have no obligation to indemnify, hold harmless or defend Buyer under this Agreement. Seller shall have no obligation to indemnify Buyer under this Agreement for Indemnified Costs until such Indemnified Costs, in the aggregate, exceed One Hundred Thousand and No/100 Dollars ($100,000.00), and in such event, Buyer shall be indemnified only to the extent the amount of such Indemnified Costs exceed One Hundred Thousand and No/100 Dollars ($100,000.00). In no event shall Seller have any liability for Indemnified Costs to the extent such Indemnified Costs exceed $1,000,000.

(b)          Defense of Claim. In any litigation, administrative proceeding, negotiation or arbitration pertaining to any claim for which indemnification is sought under this Section 23(b), Seller shall have the right to select legal counsel to represent Buyer and to otherwise control such litigation, proceedings, negotiations and arbitration. If Seller elect to control such litigation, proceeding, negotiation or arbitration, Buyer shall at all times have the right to fully participate in the defense at its own expense.

24.         Indemnification of Buyer. Buyer shall, and hereby agrees to indemnify and hold Seller harmless against and in respect of the following items (the “Buyer Indemnified Costs”):

(i)

All debts, liabilities and obligations of Buyer of any nature, whether accrued, absolute, contingent, or known or unknown, existing or arising on or resulting from events which occurred or failed to occur after the Closing Date.

(ii)	Any liability, loss, claim, damage or deficiency resulting directly or indirectly from any non-fulfillment of any covenant on the part of Buyer under this Agreement.

Seller shall advise Buyer of such Buyer Indemnified Costs in writing within twelve (12) months after the Closing or within sixty (60) days of any claim that is asserted by a third party within the applicable statute of limitations for such a claim, whichever is later, however in the event that Buyer intentionally conceals information with an intent to defraud, Seller shall have a period of three (3) years after the Closing to advise Buyer of such breach. If Seller fail to notify Buyer of any indemnity claim made under this Section 24 within the time period set forth in the preceding sentence, then the Buyer shall have no obligation to indemnify, hold harmless or defend Seller under this Agreement. Buyer shall have no obligation to indemnify Seller under this Agreement for Buyer Indemnified Costs until such Buyer Indemnified Costs, in the aggregate, exceed One Hundred Thousand and No/100 Dollars ($100,000.00), and in such event, Seller shall be indemnified only to the extent the amount of such Buyer Indemnified Costs exceed One Hundred Thousand and No/100 Dollars ($100,000.00). In no event shall Buyer have any liability for Buyer Indemnified Costs to the extent such Buyer Indemnified Costs exceed $1,000,000.

25.         Noncompetition. In order to further induce Buyer to enter into this Agreement and consummate the transactions contemplated hereunder, Seller agrees that from and after Closing and for a period of five (5) years thereafter, they shall not, within the Trade Area (as defined below) associate in any capacity whatsoever in any business, whether as a promoter, owner, officer, director, employee, partner, shareholder, member, lessee, lessor, lender, agent, consultant, broker, commission salesman or otherwise, or have any interest in any corporation, partnership, joint venture or limited liability company, engaged in the operation of a motel or hotel. If Seller fails to keep and perform every covenant of this Section 25, Buyer shall be entitled to specifically enforce the same by injunction in equity in addition to any other remedies which Buyer may have. If any portion of this Section 25 shall be invalid or unenforceable, such invalidity or unenforceability shall in no way be deemed or construed to affect in any way the enforceability of any other portion of this Section 25. If any court in which Buyer seeks to have the provisions of this Section 25 specifically enforced determines that the activities, time or geographic area hereinabove specified are too broad, such court may determine a reasonable activity, time or geographic area and shall specifically enforce this Section for such activity, time and geographic area. The covenants on the part of Seller under this Section 25 shall be construed as an agreement independent of any other provision of this Agreement, and the existence of any claim or cause of action by Seller against Buyer or any corporation affiliated with Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of said covenants. For purposes of this Section 25, “Trade Area” shall mean a 2 mile radius around the real estate boundaries of any of the Hotels.

The parties hereto acknowledge that the restrictions in this noncompetition agreement are essential to the Buyer’s successful operation of the Hotels and Buyer would not have entered into this Agreement except for the inducement of the restrictions contained herein. The parties hereto further acknowledge that these restrictions are reasonable and necessary means of protecting Buyer’s legitimate business interests in the Property and the Hotels.

26.         Definition of Knowledge. All references in the Agreement to a party’s “knowledge” shall mean actual knowledge of the applicable facts or circumstances and shall not refer to constructive knowledge or knowledge after any investigation of such facts or circumstances. All references to either Seller’s knowledge shall mean the actual knowledge (and not constructive knowledge or knowledge after any investigation of such facts or circumstances) of William Latham, Chairman of BMI, and Ross Leith, President of BMI.

27.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Virginia. Any dispute arising under this Agreement or between Buyer and Seller shall be adjudicated in a court of law located in Prince William County, Virginia, and each the parties to this Agreement hereby consent to the exclusive jurisdiction of such courts.

28.         Counterparts. This Agreement may be executed in several counterparts, and all such executed counterparts shall constitute the same agreement. It shall be necessary to account for only one such counterpart in proving this Agreement. Facsimile signatures shall have the same effect as original signatures.

29.         Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto. Except as provided in this Agreement, no party shall be permitted to assign its rights or obligations under this Agreement without the prior written consent of the other parties.

30.         Entire Agreement. This Agreement, including the Exhibits, contains the entire agreement between the parties pertaining to the subject matter hereof and fully supersedes all prior agreements and understandings between the parties pertaining to such subject matter. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement shall nonetheless remain in full force and effect. References in this Agreement to Exhibits mean the exhibits described in the List of Exhibits attached hereto, all of which are incorporated by reference into this Agreement. References in this Agreement to Schedules mean the schedules described in the List of Schedules attached hereto.

Exhibit 2.2

IN WITNESS WHEREOF, the parties have executed this Agreement in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, as of the date first written above.

BUDGET MOTELS, INC. By: /s/ William C. Latham Title: Chairman________	SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership By: Supertel Hospitality REIT Trust Its: General Partner By: /s/ Paul J. Schulte Title: President_______

EXHIBIT 1(a)

Bossier Hotel Description

EXHIBIT 1(b)

Fredericksburg Hotel Description

EXHIBIT 2(a)

Excluded Personal Property

None.

Exhibit 5

1. Description of Lease.

Restaurant Lease

Deed of Lease between Budget Motels, Inc. and RMS Enterprises, LLC dated 11/26/2001 for the lease of approximately one acre of landlord’s property with improvements known as the “Perkins Family Restaurant”. The term of the lease is 25 years with an option to extend the lease for (5) additional terms of (5) years each. The current annual rent paid to Landlord is $47,595.

2. Description of Potential Claim (see attached)

Exhibit 6

Lease Agreement

LEASE AGREEMENT

THIS LEASE, dated for reference purposes only ____________, 2007, is made by and between BUDGET MOTELS, INC., a Virginia corporation (“Lessor”) and SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership (“Lessee”).

RECITALS:

This Lease is made with reference to the following facts and objectives:

(a) Lessor is the sole owner of the Premises described below, and pursuant to the terms of a Hotel Purchase Agreement (the “Purchase Agreement”) dated _____________, 2007, Lessor has agreed to sell the Premises to Lessee, and pending the closing of the Purchase Agreement, Lessor desires to lease the Premises to Lessee for the purpose of operation of the hotels located thereon.

(b) Lessee desires to lease the Premises for such purposes and any activities related thereto.

(c) The parties desire to enter into a lease agreement defining their rights, duties and liabilities relating to the Premises.

AGREEMENT:

NOW, THEREFORE, in order to consummate the desires of the parties set forth in the foregoing recitals, which are made a contractual part of this Lease, and in consideration of the mutual agreements, provisions and covenants herein contained, the parties hereby agree as follows:

1. Premises. Lessor hereby leases to Lessee and Lessee leases from Lessor for the term described herein the following described real property:

a. All real property owned by Lessor on which the Days Inn Hotel located at 14 Simpson Road in Fredericksburg, Virginia is located; and

b. All real property owed by Lessor on which the Days Inn Hotel located at 200 John Wesley Boulevard in Bossier City, Louisiana is located and all buildings, structures, improvements, machinery, and equipment situated thereon or used in relation thereto, legally described in Exhibit 1 attached hereto and incorporated by reference herein. The property described in Exhibit 1, including all buildings, structures, improvements, machinery, equipment, furniture, fixtures, inventory, signage, materials, supplies, spare parts, tools, maintenance equipment, linens, sheets, pillowcases, terrycloth items, blankets, bedspreads, bathmats, guest supplies, and miscellaneous similar items and materials related thereto, situated thereon or used in relation thereto, shall hereinafter be referred to as the “Premises”, as leased to Lessee hereunder.

2. Term. The term of this Lease shall be as follows:

(a) Effective Date. The effective date of this Lease for purposes of commencement of the parties’ respective rights and obligations hereunder shall be March 30, 2007 (the “Effective Date”).

(b) Term. The term of this Lease shall be from the Effective Date to July 31, 2007 (the “Closing Date”) or such earlier date that the “Closing” (as that term is defined in the Purchase Agreement) of the Purchase Agreement occurs. In the event Lessee terminates the Purchase Agreement in accordance with Section 12 of the Purchase Agreement, the term of this Lease shall expire as of the effective termination date of the Purchase Agreement. Lessor may terminate this Lease at any time upon Lessee’s default or breach of any obligation arising under the Purchase Agreement.

(c) Possession. Lessor shall deliver possession of the Premises to Lessee on the Effective Date.

3. Rental. Lessee shall pay to Lessor as rental (the “Rent”) for the Premises during the term of this Lease, the sum of $44,910.83 per month.

The first monthly installment of Rent (or pro rata portion thereof if not occurring on the first day of the month) shall be due and payable on the Effective Date and successive monthly installments shall be due and payable on the first day of each successive month thereafter. Rent for any portion of a calendar month shall be prorated on a per diem basis.

4. Use of Premises. The Premises may be occupied and used by Lessee only for the purpose of operation of hotels and any service or other activities related thereto, to be employed by the Lessee at Lessee’s sole discretion in conducting such business.

5. Compliance with Law. From and after the Effective Date and until this Lease terminates or expires, Lessee shall comply promptly with all applicable statutes, ordinances, rules, regulations, orders and requirements in effect during the term of this Lease or any part thereof relating to Lessee’s use of the Premises.

6. Lessee Improvements. Lessee shall not modify the Premises in any manner, whether by erecting or installing improvements, machinery or other equipment thereon, or any other construction or modification to the Premises, without Lessor’s consent.

7. Maintenance and Repairs. Lessee shall perform all repairs or replacements to the Premises. Lessee shall also perform such general maintenance as is necessary to maintain a general appearance about the Premises substantially identical to their appearance at the commencement of the term of this Lease, ordinary wear and tear excepted. All repairs, renewals, replacements, maintenance and restoration required under this Section shall be commenced and prosecuted to completion with reasonable diligence and shall be made in a good and workmanlike manner. Lessor shall not have any obligation to maintain or repair the Premises. Notwithstanding anything herein to the contrary, Lessor may enter the Premises to repair or maintain the Premises in the event of an emergency requiring immediate action to maintain the Premises in substantially the same condition as at the commencement of the term of this Lease.

8. Insurance. Lessor will keep the Premises insured against loss or damage by fire with coverage in an amount not less than the full replacement value of the Premises, but not including foundations and footings. In addition to the Rent, Lessee shall pay Lessor on a monthly basis an amount equal to Lessor’s insurance premiums for the insurance described in this Section 8. Such insurance shall be issued by financially responsible insurers duly authorized to do business in the state (or states) where the Premises are located.

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9. Indemnity.

9.1 Insurance Requirements. Lessee agrees during the term hereof to maintain adequate public liability and other insurance with reputable insurance companies as hereinafter set forth and, upon request, to furnish Lessor with certificates of insurance properly executed by its respective insurance companies evidencing such fact, and requiring their respective insurers to give at least thirty (30) days notice to Lessor in the event of cancellation or material alteration of such coverage. The insurance coverage to be maintained by both parties shall be as follows:

(a) Commercial general liability insurance, including contractual liability coverage as respects this Lease, against claims for bodily injury, death and property damage occurring in or about the Premises, affording minimum single limit protection of $2,000,000.00 with respect to personal injury or death and property damage occurring or resulting from one occurrence; and

(b) Worker’s Compensation and employer’s liability insurance in accordance with the statutory requirements of the state where the Premises are located, each party providing coverage for its own employees.

9.2 Indemnity by Lessee. Lessee agrees to indemnify and hold harmless Lessor from and against all third party claims of whatever nature or arising from any accident, injury or damage whatsoever caused to any such third party, or to the property of any third party, occurring during the term of this Lease in or about the Premises or arising from any accident, injury or damage occurring outside the Premises except to the extent such claim, accident, damage or injury results or is claimed to have resulted from the gross negligence or intentional misconduct of Lessor.

9.3 Indemnity by Lessor. Lessor agrees to indemnify and hold harmless Lessee from and against all third party claims of whatever nature arising from any act, omission or negligence of Lessor or Lessor’s agents or employees or arising from any accident, injury or damage whatsoever caused to any such third party, or to the property of any third party, occurring during the term of this Lease in or about the Premises or arising from any accident, injury or damage occurring outside the Premises where such accident, damage or injury results or is claimed to have resulted from an act or omission on the part of Lessor or its agents or employees.

9.4 Costs and Expenses. This indemnity and hold harmless agreement shall include indemnity against all costs, expenses and liabilities in or in connection with any such claim or. proceeding brought thereon and the defense thereof, including reasonable attorneys fees.

10. Surrender. On the last day of the term hereof, Lessee shall surrender the Premises to Lessor in substantially the same condition as when received, ordinary wear and tear, natural deterioration beyond the control of Lessee, and damage by fire, tornado or other casualty or act of God excepted, and except for those conditions for which Lessor had the obligation of maintenance and repairs; provided, however, the provisions of this Section 10 shall be inapplicable in the event Lessee closes on the purchase of the Premises pursuant to the Purchase Agreement.

11. Loss or Damage Prior to Closing. Upon any loss, damage or casualty to the Premises, Lessee shall be responsible for repairing all such damage, at Lessee’s sole cost and expense.

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12. Taxes. Lessee shall pay before delinquent all property taxes that are levied against the Premises and/or Lessor’s personal property installed or located in or about the Premises which are assessed or payable during the primary or any renewal term of this Lease.

13. Utilities. Lessee shall pay all charges or fees for use or consumption of all separately metered utilities provided to the Premises during the term of this Lease, including water, gas, electricity, telephone and other utilities and services together with any taxes thereon.

14. Quiet Enjoyment. Lessor covenants, warrants and represents that shall peaceably hold and quietly enjoy the Premises, and shall have the right of ingress and egress to and from the Premises.

15. Default by Lessee; Remedies.

15.1 Nonpayment of Rent. It is mutually agreed that in the event Lessee shall default in the payment of rent herein reserved when due, the failure of Lessee to cure such default within five (5) days after the due date of such rent shall, at the option of Lessor, constitute a default.

15.2 All Other Defaults. If Lessee shall be in default in performing any of the terms or provisions of this Lease other than the provision requiring the payment of rent, and if Lessor shall give Lessee notice in writing of such default and if Lessee shall fail to cure such default within ten (10) days after the date of receipt of such notice or if the default is of such a character as to reasonably require more than ten (10) days to cure then, if Lessee shall fail to use reasonable diligence in curing such default within such additional time as is reasonably necessary to do so, Lessor shall have the right to cure such default and the sums reasonably expended by Lessor in doing so shall be deemed to be additional rent and on demand shall be paid by Lessee on the day when rent shall next become due and payable.

15.3 Failure of Lessee to Cure. Upon the failure of Lessee to cure the default set forth in Section 15.1 and Section 15.2, Lessor shall have the immediate right to terminate this Lease. Upon the failure of Lessee to cure any default herein, Lessor shall also have the right, at its option, to pursue whatever other rights and remedies it may have against Lessee by reason of such default; provided, however, Lessor shall exercise reasonable efforts to mitigate its damages. The remedies provided to Lessor herein are nonexclusive and cumulative and the pursuit by Lessor of one remedy does not waive its right to pursue any and all other remedies it may have.

16. Default by Lessor; Remedies.

16.1 Right to Cure. Lessor shall in no event be charged with default by reason of failure to perform in a timely manner any of its obligations hereunder unless and until Lessor shall have failed to perform such obligations within thirty (30) days after notice by Lessee to Lessor specifying the manner in which Lessor has failed to perform any such obligation, or if the default is of such a character as to reasonably require more than thirty (30) days to cure then, if Lessor shall fail to use reasonable diligence in curing such default within such additional time as is reasonably necessary to do so.

16.2 Failure to Cure. Upon the failure of Lessor to cure its default as provided herein, Lessee shall have the immediate right to terminate this Lease or cure Lessor’s default and deduct any amounts expended in so curing from the rental or other payments due by Lessee to Lessor under any agreement, at its option, and to pursue whatever other rights and remedies it may have against Lessor by reason of its default. The remedies provided to Lessee herein are

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nonexclusive and cumulative and the pursuit by Lessee of one remedy does not waive its right to pursue any and all other remedies it may have.

17. Severability. The invalidity of any provision of this Lease as determined by a court of competent jurisdiction shall in no way affect the validity of any other provision hereof. The parties represent that the terms and provisions set forth herein are the result of arms-length negotiations between the parties and, therefore, this Lease shall not be construed either for or against a particular party by reason of draftsmanship or otherwise but, rather, shall be interpreted in accordance with the general tenor of the language in order to reach an equitable result.

18. Time of the Essence. The parties hereto agree that with respect to the performance of all terms, conditions and covenants of this Lease, time is of the essence.

19. Captions. Section captions are not a part hereof and are inserted merely for the convenience of the parties.

20. Incorporation of Prior Agreements and Amendments. This Lease contains all agreements of the parties with respect to any matter mentioned herein. No prior agreement or understanding pertaining to any such matters shall be effective. This Lease may be only modified by written agreement, signed by the parties in interest at the time of such modification.

21. Waiver. No waiver by Lessor or Lessee of any provision hereof shall be deemed a waiver of any other provision hereof or of any subsequent breach by the other party of any other provision.

22. Binding Effect; Choice of Law; Assignment. Subject to any provisions hereof, this Lease shall bind the parties, their personal representatives, successors and assigns. This Lease shall be governed by the laws of the state of Virginia. Lessee shall not assign this Lease without the prior written consent of Lessor.

23. Attorney’s Fees. If either party named herein brings an action to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action, on trial or appeal, shall be entitled to its reasonable attorney’s fees to be paid by the losing party as fixed by the court.

24. Authority. Each individual executing this Lease on behalf of Lessor and Lessee represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said entity, and that this Lease is binding upon said entity.

25. Notices. All notices under this Lease must be in writing and either sent by facsimile transmission or hand-delivered or sent by United States certified or registered mail, postage prepaid, addressed as follows, except that any party may by written notice given as aforesaid change its address for subsequent notices to be given hereunder:

Lessor:	Budget Motels, Inc. 10605 Gaskins Way Manassas, VA 20109-2371 Facsimile #: (703) 361-9791

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With copy to:	James M. Greene Parker Poe Adams & Bernstein LLP 401 S. Tryon Street, Suite 3000 Charlotte, NC 28202 Facsimile #: (704) 335-9725

Lessee:	Supertel Limited Partnership 309 North 5th Street Norfolk, Nebraska 68702 Facsimile #: (402) 371-4229

With copy to:	Robert G. Dailey McGrath North Mullin & Kratz, PC LLO 1601 Dodge Street, Suite 3700 Omaha, NE 68102 Facsimile #: (402) 341-0216

26. Recording; Memorandum of Lease. Lessee shall have the right to record this Lease or a memorandum thereof. Lessor agrees to execute a Memorandum of Lease suitable for recording at the request of Lessee.

IN WITNESS WHEREOF, this Lease has been executed in multiple counterparts as of the date first written above, each of which for all purposes shall be deemed an original and all of which shall evidence but one agreement between the parties hereto.

BUDGET MOTELS, INC., a Virginia corporation By:_________________________________ Title:________________________________	SUPERTEL LIMITED PARTNERSHIP, a Virginia limited partnership By: Supertel Hospitality REIT Trust Its: General Partner By:______________________________ Title:_____________________________

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